December 27, 2019

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Virtuoso Surgical, Inc.

Draft Offering Statement on Form 1-A

Submitted on October 23, 2019

CIK No. 0001742075

Dear Mr. Fischer:

Virtuoso Surgical, Inc. (the “Company”) is in receipt of your letter dated December 20, 2019 (the “Comment Letter”) regarding the Company’s amended confidential draft Offering Statement on Form 1-A. On behalf of the Company, I am responding to comments provided by the Division of Corporation Finance (the “Staff”). In conjunction with these responses, the Company has today filed with the Staff a public or “live” filing of the Offering Statement on Form 1-A (the “Offering Statement”).

Amendment No. 1 to Draft Offering Statement on Form 1-A, submitted on December 9, 2019

Cover Page

1.	Please revise your cover page to provide a brief description of Class A Preferred Stock as required by Item 501(b)(2) of Regulation S-K.

Response: The cover page of the Offering Statement has been revised in response to the Staff’s comment to include the following disclosure:

“The Class A Preferred Stock is non-voting, senior preferred stock in the Company, and carries a 7% Paid-In-Kind dividend, or PIK. In the event of a change of control of the Company, the Class A Preferred Stock will be entitled to receive an amount equal to par value, plus any accrued PIK, plus any applicable Success Bonus. If the consideration paid to the Company upon a change of control is not sufficient to pay the full amount due to the holders of the Class A Preferred Stock, then the Class A Preferred Stock will be converted into shares of our common stock based on the balance of the unpaid amount. The terms of the Class A Preferred Shares are described more fully herein in the sections entitled, “SUMMARY - Class A Preferred Stock” and “Description of Capital Stock - Class A Preferred Stock.”

Summary

Intellectual Property, page 5

2.	We note your revised disclosure in response to prior comment 2. Please further revise to describe the termination provisions in your license agreements.

Response: The following disclosure has been added to the Offering Statement:

“The Johns Hopkins patent license terminates when the final licensed patent lapses, upon 60 days’ notice by the Company, or, at the discretion of Johns Hopkins, in the event that, after initial commercial sales begin, a one-year period takes place without any commercial sales.”

“The Vanderbilt patent license terminates upon a breach of the agreement by the Company, after an opportunity to cure the breach has lapsed without cure, or by the Company upon 120 days’ notice.”

Class A Preferred Stock, page 6

3.	We note your disclosure that if the Shares are not paid in full after a change of control and payment in accordance with the Waterfall, the Shares shall be converted into Common Stock, based on the stockholders’ relative unpaid balances. Please revise to clarify the conversion rate of the Shares. In addition, to the extent you include illustrations of how your Shares work, please also provide an illustration of a change of control in which the consideration paid to the Company is not sufficient to pay off the outstanding Shares.

Response: The Offering Statement has been revised to include the following disclosure on page 6:

“In the event that a change of control occurs and the Shares are not paid in full, the then-outstanding shares of our common stock are extinguished and the holders of the Shares become holders of 100% of the common stock of the Company. The ownership of common stock would be based proportionally upon the dollar amount that is owed to each such holder of the Shares. For that reason, in such an event, there is no conversion rate for the Shares other than their relative amounts outstanding.”

Additionally, the following illustration has been added to the section entitled, “Illustrations of How our Shares Work”:

“Illustration 6. Change of Control Without Sufficient Consideration to Pay Off the Outstanding Shares

In the event that a change of control occurs and an investor’s principal and accumulated PIK have been paid in full, but the Success Bonus has not been paid in full, then the investor’s remaining amount due and payable would be converted to common stock based upon the relative amount owed to the investor, proportional to the amounts outstanding to the other Class A Preferred shareholders. For example, if $100 is owed to the investor, and other investors are owed $900, then the investor would receive 10% of the newly issued common stock and the other preferred shareholders would receive the other 90%. No other common stock, besides that which is conveyed to the preferred shareholders upon the change of control, would exist.”

Use of Proceeds, page 21

4.	Please revise your statement that “the FDA will likely approve the system on either pathway,” insofar as approval of the Virtuoso device is solely within the FDA’s authority.

Response: In response to the Staff’s comment, the statement in the section entitled “Use of Proceeds” has been revised as follows:

“ The Company anticipates that the FDA will likely evaluate and approve the device and system under either the 501(k) pathway or the De Noro pathway; however, the FDA possesses the statutory responsibility to permit interstate sales of safe and effective medical devices and the statutory authority to bar interstate sales of unsafe or ineffective medical devices.”

Exhibits

Exhibit 11.1, page 1

5.	Please obtain a currently dated consent from your auditors and include it in the next amendment to your filing.

Response: A currently dated consent from the Company’s auditors has been included with the Offering Statement.

We appreciate the opportunity to respond to your comments. If you have any questions during your review, or we can assist in any way, please do not hesitate to contact David Clay or me.

Sincerely,

/s/ C. Mark Pickrell
General Counsel & Chief Administrative Officer
Virtuoso Surgical, Inc.

cc:	David R. Clay

Sharon A. Carroll

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